SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

02069060

SUPPL

December 6, 2002

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon M. Ross,
Corporate Secretary
/lb
Encl.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

United States Sec Filing
December 6, 2002

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. TSX Venture approval received on Daylight Property – November 19, 2002

B. Correspondence with B.C. Securities Commission

1. Confirmation of mailing – November 29, 2002
2. Interim Financial Statements for the nine months ended September 30, 2002
3. B.C. Form 51-901F

SULTAN MINERALS INC. **SUL-TSX Venture Exchange**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

November 29, 2002

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

VIA SEDAR

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB, Canada T2P 3C4

Dear Sirs:

Re: Quarterly Report for the Period Ended September 30, 2002

Sultan Minerals Inc. (the "Company") mailed the following material, on November 29, 2002, to shareholders appearing on the Company's supplemental mailing list:

1. BC Form 51-901F for the period ended September 30, 2002; and
2. Consolidated Financial Statements for the period ended September 30, 2002.

Sincerely,

"RODRIGO A. ROMO"

Rodrigo A. Romo
Legal Assistant
for **SULTAN MINERALS INC.**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-4741

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

November 19, 2002

Ticker Symbol: **SUL**-TSX Venture Exchange
SEC 12g3-2(b): 82-4741

TSX VENTURE APPROVAL RECEIVED ON DAYLIGHT PROPERTY

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to report that the TSX Venture Exchange has accepted for filing an option agreement (the "Agreement") dated July 31, 2002, between the Company and various optionors (the "Optionors").

Under the terms of the Agreement, the Company has the right and option to earn an 87.5% interest in eight Crown grants namely, the Daylight Claim Group (the "Property") located near Nelson, British Columbia by making total cash payments of $60,000 and issuing 200,000 common shares to the Optionors over a three-year period.

The Optionors will retain a Net Smelter Returns royalty ("NSR") of 3.0% from production of gold, and silver and 1.5% from the production of other metals. The Company will have the right to reduce the NSR to 1.0% from the production of gold and silver and 0.5% from the production of other metals by payment of $1,000,000 to the Optionors upon or prior to the commencement of commercial production. Upon the completion of a positive feasibility study recommending commercial production of the Property, an additional issue of 200,000 common shares is payable to the Optionors.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period from the date of distribution from treasury.

Arthur G. Troup, P. Eng
President

For further information please contact:
Investor Relations at LMC Management Services Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

British Columbia Securities Commission

02 DEC 11

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

   (b) number and recorded value for shares issued and outstanding,

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*

   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
SULTAN MINERALS INC.	SEPTEMBER 30, 2002	2002	NOV	29

ISSUER ADDRESS				
SUITE 1400 – 570 GRANVILLE STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3P1	604-687 4212	604-687 4622

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
SHANNON ROSS	SECRETARY	604-687-4622

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
sross@langmining.com	www.sultanminerals.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
A. Troup	ARTHUR G. TROUP	2002	NOV	29
F.A. Lang	FRANK A. LANG	2002	NOV	29

SULTAN MINERALS INC.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(unaudited – prepared by management)

SULTAN MINERALS INC.
QUARTERLY REPORT
September 30, 2002

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in unaudited financial statements.

2. Related party transactions

See note 7 to the unaudited financial statements for the nine months ended September 30, 2002.

3. (a) Securities issued during the three months ended September 30, 2002

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
Sept. 18, 2002	Common	Warrants	392,000	0.17	66,640	Cash	Nil
Sept. 18, 2002	Common	Stock options	50,000	0.15	7,500	Cash	Nil

(b) Options granted during the three months ended September 30, 2002

Nil

4. (a) Authorized Capital

500,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at September 30, 2002

34,380,206 common shares are issued and outstanding. See note 5 to the interim financial statements for the nine months ended September 30, 2002, attached in Schedule A.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price ($)	Expiry Date
100,000	0.21	December 15, 2002
50,000	0.21	August 25, 2004
690,000	0.15	April 14, 2005
640,000	0.21	August 31, 2006
751,000	0.40	October 19, 2006
775,000	0.32	May 16, 2007
3,006,000		

(ii) Warrants Outstanding

See note 5(b) to the unaudited financial statements for the nine months ended September 30, 2002, in Schedule A.

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President and Director
Shannon Ross, Secretary and CFO

Quarterly Report
September 30, 2002

Schedule C: Management Discussion and Analysis of Financial Condition For The Nine Months Ended September 30, 2002 and 2001

Overview

Sultan's principal business is the exploration and development of mineral properties. Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Projects are advanced to varying degrees by prospecting, mapping, geophysics and drilling until a decision is made, either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Project Review

Kena Gold Property

During the period ending August 27, 2002, Sultan undertook its initial 2002 diamond drill program on the Kena Gold Property, located north of Ymir in southeastern British Columbia. The drill program consisted of two simultaneously conducted programs. One program concentrated on defining gold mineralization throughout the Gold Mountain Zone by following the southerly trend to the Kena Gold Zone. The second program was designed to test several additional gold targets located on recently acquired claims located to the north and the west of the Gold Mountain Zone along with geochemistry, geophysics and trenching. The claim blocks include the historic Silver King Mine, the Starlight Claim group and the Great Western, Tough Nut and Cariboo prospects, all of which have historically documented zones of gold mineralization.

In September Sultan entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross will fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These expenditures are the first stage in an option agreement whereby Kinross will earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, will give Kinross a 60% interest in the property. Expenditures must total $4 million by September 4, 2005, with an additional $6 million thereafter.

Sultan will act as project operator and manager and will receive a management fee not to exceed 10% of the direct costs incurred over the period to September 4, 2003. Kinross may then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross elect to continue to incur expenditures after the first year of the Agreement, Kinross shall also make annual cash payments to Sultan in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the Agreement.

After Kinross has earned its 60% interest in the Property, Sultan may elect either:

(a) to participate as to 40% in a joint venture with Kinross pursuant to a joint venture agreement; or

(b) to retain a 30% net carried interest in the Property, which would entitle Sultan to receive 30% of net profits from the Property after all, development costs have first been recouped.

Sultan has entered into an option agreement with various optionors to acquire 100% of the Daylight Claim Group, consisting of 8 crown grants located near Nelson, British Columbia. The terms of the

agreement are such that Sultan must make total cash payments of $60,000 and issue 200,000 common shares over a three-year period from the date of regulatory approval. The properties subject to royalties payable to the Optionors of 3.0% net smelter returns ("NSR") from production of gold and silver and 1.5% NSR from the production of other metals and the issuance of an additional 200,000 common shares to the Optionors upon completion of a positive feasibility study recommending commercial production on the property. Sultan will have the right to reduce the NSR to 1% from the production of gold and silver and 0.5% from the production of other metals by payment of $1,000,000 upon or prior to the commencement of commercial production.

The first stage of the drilling program being run with partner, Kinross, is a thirty six-hole drill program totalling approximately 5,100 metres of NQ Core. The bulk tonnage potential of the Gold Mountain Zone will continue to be investigated, and also the gold potential of the Great Western, Starlight and South Gold Zones. A ground geophysical survey was contracted for the area west of the Gold Mountain Zone. The survey completed induced polarization coverage of the Great Western, Starlight, Daylight and Cariboo gold targets. In addition to the Ground geophysics, Fugro Surveys was also contracted to complete a 230-line kilometre airborne radiometrics and magnetometer survey over the north end of the Kena Property.

The main focus of the exploration program remains the bulk tonnage style of mineralization seen at the Gold Mountain Zone but the potential for high-grade underground deposits will also be investigated.

Results of Operations

Operating Results

For the nine months ended September 30, 2002 ("fiscal 2002"), Sultan incurred a loss for the period of $283,166 ($0.01 per common share), compared to $135,302 ($0.01 per common share) in the nine months ended September 30, 2001 ("fiscal 2001"). Sultan has working capital as at September 30, 2002, of $360,462.

Revenue
Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses. Any management fee income is also offset against general and administrative expenses.

Expenses
General and administrative expenses totalled $294,214 in fiscal 2002 as compared to $138,544 in fiscal 2001. Management fees of $15,000 were paid to Lang Mining Corporation ("Lang Mining") for the first six months of fiscal 2001, with no comparable expense in fiscal 2002. Sultan paid Lang Mining $2,500 per month in management fees and a 15% administrative charge on all costs paid by Lang Mining, which is included in office and administration costs in fiscal 2001. Commencing August 1, 2001, management, office and administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by Sultan and other public companies, to provide services at cost to the various public entities currently sharing office space with Sultan.

Legal, accounting and audit expenses increased from $15,197 in fiscal 2001 to $22,640 in fiscal 2002. Office and administration costs have decreased from $35,216 in fiscal 2001 to $11,447 in fiscal 2002. Salaries and benefits have increased from $31,172 in fiscal 2001 to $130,319 in fiscal 2002 due to the increased activity during the period by Sultan as compared to fiscal 2001. Shareholder communications costs have increased from $54,408 in fiscal 2001 to $110,551 in fiscal 2002. Sultan has hired a media relations' consultant to assist with the increased media attention related to the exploration on the Kena

property located near Salmo, British Columbia. The media relations' costs total $28,880 and are included in shareholder communications. Transfer agent and filing fees in fiscal 2002 of $16,126 are included in shareholder communications costs, compared with $16,221 in fiscal 2001. Expenses for fiscal 2002 will continue to be at a higher level than fiscal 2001 due to increased activity.

Financing Activities and Capital Expenditures

Sultan expended $885,600 in acquisition and exploration costs on the Kena Property and $5,855 on the Jersey Emerald Property in the nine months ended September 30, 2002, for a total expenditure of $891,455 on mineral property interests. Commencing in early September, Kinross is funding the exploration programs on the Kena Property. To September 30, 2002, exploration expenditures of $52,267 and a 10% management fee have been funded by Kinross on the Kena Property. These funds were received subsequent to the quarter ended September 30, 2002, from Kinross, pursuant to the terms of the letter agreement.

During the nine months ended September 30, 2002, a private placement for 1,000,000 units was completed at a price of $0.28 per unit, for net proceeds after commissions of $252,000. The funds were received prior to December 31, 2001. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Sultan at a price of $0.32 for one year expiring January 18, 2003. An agent's warrant was paid in consideration, exercisable to purchase up to 150,000 common shares until January 18, 2003, at a price of $0.28 per share. Also during the period ended September 30, 2002, 1,110,000 warrants were exercised at $0.15, 392,000 agent's warrants were exercised at $0.17, and 84,000 stock options were exercised at prices ranging from $0.15 to $0.21 to provide $248,890 to the treasury.

During the nine months ended September 30, 2002, Sultan entered into an option agreement to earn 100% interest in the Silver King Mine comprised of 24 crown grants and two claims. The terms of the option are that Sultan must make total cash payments of $130,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) over a three-year period. Sultan must also make a cash payment to the optionor in 2005 equal to the greater of (a) $240,000 or (b) 120% of the 2006 assessed value of the surface rights for seven Crown granted claims. A further 200,000 common shares of Sultan are to be issued upon receipt of a positive feasibility study or commencement of commercial production. A NSR of 3.0% from production is payable to the optionor with a minimum annual royalty payment of $40,000 (inflation indexed). Sultan will have the right to purchase 50% of the above NSR for $1,000,000 upon commencement of commercial production. Subsequent to the end of the quarter ended September 30, 2002, the Silver King Mine option was returned to the optionor.

Sultan also entered into an option agreement dated April 26, 2002, to acquire 4 claim units (75 hectares) known as the Starlight Claim Group consisting of 3 crown grants and one mineral claim contiguous with Sultan's Kena Property, north of the community of Ymir in southeastern British Columbia.

Pursuant to the terms of the agreement, Sultan must make total cash payments of $15,000 ($5,000 paid) and issue 60,000 common shares (20,000 issued) over a two-year period from the date of regulatory approval of the agreement. In exchange for the above cash and share payments, and at the end of the two year payment period, Sultan will have the exclusive right and option to earn 100% interest in the properties, subject only to royalties payable of 1.0% net smelter returns ("NSR") from production of gold and silver and other metals. Sultan will have the right to purchase the above NSR for $1,000,000 upon commencement of commercial production.

During the period, Sultan entered into an option agreement with various optionors to acquire 100% of the Daylight Claim Group, consisting of 8 crown grants located near Nelson, British Columbia. The terms

of the agreement are such that Sultan must make total cash payments of $60,000 and issue 200,000 common shares over a three-year period from the date of regulatory approval. The properties are subject to royalties payable to the optionors of 3.0% net smelter returns ("NSR") from production of gold and silver and 1.5% NSR from the production of other metals and the issuance of an additional 200,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property. Sultan will have the right to reduce the NSR to 1% from the production of gold and silver and 0.5% from the production of other metals by payment of $1,000,000 upon or prior to the commencement of commercial production.

Risks and Uncertainties

All of Sultan's current exploration projects are located in British Columbia, Canada where the currency is relatively stable. None of Sultan's exploration projects have any identifiable ore reserves and are currently in the early exploration stage.

Sultan has no source of revenue other than minor interest income from excess cash balances on hand. A mining project can typically require five years or more between discovery, definition, development and construction. As a result, no production revenue is expected from any of Sultan's exploration properties within that time frame.

All of Sultan's short to medium-term operating and exploration cash flow must be derived from external financing. Sultan believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what was planned due to a number of factors; the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent Sultan from receiving additional external financing if required, it will need to review its property holdings and prioritize project exploration with cash availability.

Outlook

For the remainder of fiscal 2002, Sultan will continue to focus its exploration activity on the Kena Project near Ymir, and will review the planned 2002 exploration programs on the Jersey and Emerald properties.

SULTAN MINERALS INC.

BALANCE SHEETS
(Unaudited - prepared by management)

	September 30, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 348,221	$ 1,269,449
Accounts receivable	126,313	82,404
	474,534	1,351,853
Reclamation deposits	26,500	14,000
Investments	3,913	3,913
Equipment	2,030	-
Mineral property interests (see schedule)	4,063,895	3,172,440
	$ 4,570,872	$ 4,542,206
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 114,072	$ 102,782
Future income taxes	628,665	628,665
	742,737	731,447
Shareholders' equity		
Share capital	11,354,468	10,821,678
Share subscriptions	-	252,000
Contributed surplus	19,752	-
Deficit	(7,546,085)	(7,262,919)
	3,828,135	3,810,759
	$ 4,570,872	$ 4,542,206

Approved by the Board

/s/Arthur G. Troup
Arthur G. Troup
Director

/s/Frank A. Lang
Frank A. Lang
Director

SULTAN MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - prepared by management)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001
Expenses (Income)				
Legal, accounting and audit	$ 6,428	$ 7,501	$ 22,640	$ 15,197
Office and administration	4,730	485	11,447	35,216
Property investigations	454	704	13,088	704
Salaries and benefits	42,275	19,636	130,319	31,172
Shareholder communications	25,094	19,090	110,551	54,408
Travel and conferences	3,453	1,216	6,169	1,847
Interest and other income	(6,591)	(1,137)	(11,048)	(3,242)
	75,843	47,495	283,166	135,302
Loss for the period	(75,843)	(47,495)	(283,166)	(135,302)
Deficit, beginning of period	(7,470,242)	(7,135,075)	(7,262,919)	(7,047,268)
Deficit, end of period	$ (7,546,085)	$ (7,182,570)	$ (7,546,085)	$ (7,182,570)
Loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	34,000,663	20,361,386	33,410,664	18,229,915

SULTAN MINERALS INC.

STATEMENTS OF CASH FLOWS

(Unaudited - prepared by management)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001
Cash provided by (used for)				
Operations				
Loss for the period	$ (75,843)	$ (47,495)	$ (283,166)	$ (135,302)
Items not involving cash				
Stock option compensation	$ -	-	9,737	-
	(75,843)	(47,495)	(273,429)	(135,302)
Changes in non-cash working capital				
Accounts receivable	(98,827)	(13,947)	(43,909)	(21,375)
Reclamation deposits	(12,500)	-	(12,500)	-
Accounts payable and accrued liabilities	41,868	(17,481)	11,290	56,092
	(145,302)	(78,923)	(318,548)	(100,585)
Investments				
Mineral property interests:				
Acquisition costs	(3,054)	(13,579)	(25,997)	(16,183)
Exploration and development costs	(463,936)	(121,481)	(823,543)	(203,360)
Equipment	-	-	(2,030)	-
	(466,990)	(135,060)	(851,570)	(219,543)
Financing				
Share subscriptions	-	538,000	-	538,000
Common shares issued for cash	74,140	174,538	248,890	373,998
	74,140	712,538	248,890	911,998
Increase (decrease) in cash and cash equivalents during the period	(538,152)	498,555	(921,228)	591,870
Cash and cash equivalents, beginning of period	886,373	129,212	1,269,449	35,897
Cash and cash equivalents, end of period	$ 348,221	$ 627,767	$ 348,221	$ 627,767
Supplemental information				
Issuance of shares for debt settlement	-	-	-	88,553
Shares issued for mineral property interests	-	-	31,900	6,000

The accompanying financial statements for the interim periods ended September 30, 2002 and 2001, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001.

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements. The Company has working capital as at September 30, 2002, of $360,462.

Without continuing external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there will always be substantial doubt as to the Company's ability to operate as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2. Change in accounting policies

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

The Company has elected to follow the intrinsic value method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002, using the fair value based method.

During the period ended September 30, 2002, the Company granted incentive stock options to employees, consultants and directors to purchase up to 775,000 common shares at a price of $0.32 per share which was the prevailing market price of the Company's shares on the date of the grant. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions; risk-free interest rate of 5.25%; volatility factor of the expected market price of the Company's common shares of 129%: and an expected life of the options of five years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed in the current period as the options vest at the date of grant.

2. Change in accounting policies (continued)

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

	Nine months ended September 30, 2002
Loss for the period	$(283,166)
Compensation expense related to fair value of stock options	(195,853)
Pro forma loss for the period	(478,349)
Pro forma loss per share:	
Basic	$(0.01)
Diluted	$(0.01)

3. Mineral property interests

Kinross Agreement

In September 2000, the Company entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross will fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These expenditures are the first stage in an option agreement whereby Kinross will earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, will give Kinross a 60% interest in the property. Expenditures must total $3 million by September 4, 2005, with an additional $6 million thereafter.

The Company will act as project operator and manager and will receive a management fee not to exceed 10% of the direct costs incurred over the period to September 4, 2003. Kinross may then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross elect to continue to incur expenditures after the first year of the Agreement, Kinross shall also make annual cash payments to the Company in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the Agreement.

After Kinross has earned its 60% interest in the Property, the Company may elect either:

(a) to participate as to 40% in a joint venture with Kinross pursuant to a joint venture agreement; or

(b) to retain a 30% net carried interest in the Property, which would entitle the Company to receive 30% of net profits from the Property after all, development costs have first been recouped.

3. **Mineral property interests (continued)**

Silver King Mine

The Company has entered into an option agreement to earn 100% interest in the Silver King Mine comprised of 24 crown grants and two claims held by Arbutus Resources Ltd. ("Arbutus"). The terms of the option are that the Company must make total cash payments of $130,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) to Arbutus over a three-year period. The Company must also make a cash payment to Arbutus in 2005 equal to the greater of (a) $240,000 or (b) 120% of the 2006 assessed value of the surface rights for seven Crown granted claims. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study or commencement of commercial production. A net smelter royalty ("NSR") of 3.0% from production is payable to the optionor with a minimum annual royalty payment of $40,000 (inflation indexed). The Company will have the right to purchase 50% of the above NSR from Arbutus for $1,000,000 upon commencement of commercial production.

Starlight Claims

The Company entered into an option agreement dated April 26, 2002, to acquire 4 claim units (75 hectares) known as the Starlight Claim Group consisting of 3 crown grants and one mineral claim contiguous with the Kena Property, north of the community of Ymir in southeastern British Columbia. Pursuant to the terms of the agreement, the Company must make total cash payments of $15,000 and issue 60,000 common shares over a two-year period from the date of regulatory approval of the agreement. In exchange for the above cash and share payments, and at the end of the two year payment period, the Company will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable of 1.0% net smelter returns ("NSR") from production of gold and silver and other metals. The Company will have the right to purchase the above NSR for $1,000,000 upon commencement of commercial production.

Daylight Claims

During the quarter the Company entered into an option agreement with various optionors to acquire 100% of the Daylight Claim Group, consisting of 8 crown grants located near Nelson, British Columbia. The terms of the agreement are such that the Company must make total cash payments of $60,000 and issue 200,000 common shares over a three-year period from the date of regulatory approval. The properties are subject to royalties payable to the Optionors of 3.0% net smelter returns ("NSR") from production of gold and silver and 1.5% NSR from the production of other metals and the issuance of an additional 200,000 common shares to the Optionors upon completion of a positive feasibility study recommending commercial production on the property. The Company will have the right to reduce the NSR to 1% from the production of gold and silver and 0.5% from the production of other metals by payment of $1,000,000 upon or prior to the commencement of commercial production.

4. **Investments**

	Number of Shares	Book Value 2002	Book Value 2001
Emgold Mining Corporation	6,020	$ 3,913	$ 3,913

The quoted market value of the above securities as at September 30, 2002, was $963 (2001 - $181).

5. Share capital

The authorized share capital of the Company consists of 500,000,000 (2001 – 50,000,000) common shares without par value and 50,000,000 preferred shares without par value.

Common shares issued and outstanding are as follows:

	Number of Shares	Amount
Balance, December 31, 2001	31,663,206	$10,821,678
Issued for other		
Silver King property payment at $0.23	50,000	11,500
Kena property payment at $0.26	50,000	13,000
Starlight property payment at $0.37	20,000	7,400
Issued for cash		
Private placement at $0.28, less issue costs	1,000,000	252,000
Warrants exercised at $0.15	1,110,000	166,500
Warrants exercised at $0.17	392,000	66,640
Stock options exercised at $0.15	70,000	10,500
Stock options exercised at $0.21	25,000	5,250
Balance, September 30, 2002	34,380,206	$11,354,468

(a) Stock options

The Company does not have a stock option plan for its directors and employees to acquire common shares of the Company but the TSX Venture Exchange allows for the issue of stock options up to 10% of the outstanding common shares. At September 30, 2002, the Company could issue up to 3,438,021 (2001 – 2,072,828) stock options. At September 30, 2002, there were 3,006,000 (2001 – 1,625,000) stock options outstanding at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for periods up to five years.

(b) Share purchase warrants

As at September 30, 2002, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
626,667	$0.30	October 24, 2002
615,000	0.25	May 2, 2003
300,000	0.25/0.30	October 9, 2002/03
1,999,999	0.30	August 13, 2003
353,238	0.28	December 31, 2002
500,000	0.32	January 18, 2003
150,000	0.28	January 18, 2003
4,544,904		

6. **Related party transactions and balances**

Services rendered:		2002		2001
LMC Management Services Ltd.	$	188,452	$	28,351
Lang Mining Corporation	$	--	$	79,048
Legal fees	$	5,855	$	7,019

Balances receivable from (payable to):		2002		2001
LMC Management Services Ltd.	$	15,902	$	(30,336)
Lang Mining Corporation	$	(856)	$	(232)
Emgold Mining Corporation	$	4,447	$	1,860
Valerie Gold Resources Ltd.	$	9,944	$	--
Cream Minerals Ltd.	$	--	$	70

SULTAN MINERALS INC.

SCHEDULES OF MINERAL PROPERTY INTERESTS

(Unaudited - prepared by management)

	September 30, 2002	December 31, 2001
Jersey-Emerald Property, British Columbia		
Acquisition costs		
Balance, beginning of period	$ 662,120	$ 661,295
Incurred during the period	826	825
Balance, end of period	662,946	662,120
Exploration and development costs		
Assays and analysis	106	99
Geological	4,873	5,504
Site activities	50	3,942
Incurred during the period	5,029	9,545
Balance, beginning of period	1,218,734	1,209,189
Balance, end of period	1,223,763	1,218,734
	1,886,709	1,880,854
Kena Property, British Columbia		
Acquisition costs		
Balance, beginning of period	151,517	37,397
Incurred during the period	57,071	114,120
Balance, end of period	208,588	151,517
Exploration and development costs		
Assays and analysis	90,223	86,566
Drilling	278,050	385,195
Geological	403,204	324,490
Site activities	21,879	13,729
Travel and accommodation	35,173	45,534
Incurred during the period	828,529	855,514
Balance, beginning of period	1,140,069	284,555
Balance, end of period	1,968,598	1,140,069
	2,177,186	1,291,586
Total mineral property interests	$ 4,063,895	$ 3,172,440

British Columbia Securities Commission 02 DEC 11

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the *discussion should be substantive (e.g. generally two to four pages in length)*; for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, *(for example if the issuer does not achieve* revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the *instructions that are set out in BC Form 51-901F*. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
SULTAN MINERALS INC.			SEPTEMBER 30, 2002	2002 NOV 29
ISSUER ADDRESS				
SUITE 1400 – 570 GRANVILLE STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3P1	604-687 4212	604-687 4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
SHANNON ROSS		SECRETARY		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.sultanminerals.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
A. Troup	ARTHUR G. TROUP	2002 NOV 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
F. A. Lang	FRANK A. LANG	2002 NOV 29

SULTAN MINERALS INC.
FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(unaudited – prepared by management)

SULTAN MINERALS INC.
QUARTERLY REPORT
September 30, 2002

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in unaudited financial statements.

2. Related party transactions

See note 7 to the unaudited financial statements for the nine months ended September 30, 2002.

3. (a) Securities issued during the three months ended September 30, 2002

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
Sept. 18, 2002	Common	Warrants	392,000	0.17	66,640	Cash	Nil
Sept. 18, 2002	Common	Stock options	50,000	0.15	7,500	Cash	Nil

(b) Options granted during the three months ended September 30, 2002

Nil

4. (a) Authorized Capital

500,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at September 30, 2002

34,380,206 common shares are issued and outstanding. See note 5 to the interim financial statements for the nine months ended September 30, 2002, attached in Schedule A.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price ($)	Expiry Date
100,000	0.21	December 15, 2002
50,000	0.21	August 25, 2004
690,000	0.15	April 14, 2005
640,000	0.21	August 31, 2006
751,000	0.40	October 19, 2006
775,000	0.32	May 16, 2007
3,006,000		

(ii) Warrants Outstanding

See note 5(b) to the unaudited financial statements for the nine months ended September 30, 2002, in Schedule A.

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President and Director
Shannon Ross, Secretary and CFO

Quarterly Report
September 30, 2002

Schedule C: Management Discussion and Analysis of Financial Condition For The Nine Months Ended September 30, 2002 and 2001

Overview

Sultan's principal business is the exploration and development of mineral properties. Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential. Projects are advanced to varying degrees by prospecting, mapping, geophysics and drilling until a decision is made, either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The mineral exploration business is high risk and most exploration projects do not become mines.

Project Review

Kena Gold Property

During the period ending August 27, 2002, Sultan undertook its initial 2002 diamond drill program on the Kena Gold Property, located north of Ymir in southeastern British Columbia. The drill program consisted of two simultaneously conducted programs. One program concentrated on defining gold mineralization throughout the Gold Mountain Zone by following the southerly trend to the Kena Gold Zone. The second program was designed to test several additional gold targets located on recently acquired claims located to the north and the west of the Gold Mountain Zone along with geochemistry, geophysics and trenching. The claim blocks include the historic Silver King Mine, the Starlight Claim group and the Great Western, Tough Nut and Cariboo prospects, all of which have historically documented zones of gold mineralization.

In September Sultan entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross will fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These expenditures are the first stage in an option agreement whereby Kinross will earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, will give Kinross a 60% interest in the property. Expenditures must total $4 million by September 4, 2005, with an additional $6 million thereafter.

Sultan will act as project operator and manager and will receive a management fee not to exceed 10% of the direct costs incurred over the period to September 4, 2003. Kinross may then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross elect to continue to incur expenditures after the first year of the Agreement, Kinross shall also make annual cash payments to Sultan in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the Agreement.

After Kinross has earned its 60% interest in the Property, Sultan may elect either:

(a) to participate as to 40% in a joint venture with Kinross pursuant to a joint venture agreement; or

(b) to retain a 30% net carried interest in the Property, which would entitle Sultan to receive 30% of net profits from the Property after all, development costs have first been recouped.

Sultan has entered into an option agreement with various optionors to acquire 100% of the Daylight Claim Group, consisting of 8 crown grants located near Nelson, British Columbia. The terms of the

agreement are such that Sultan must make total cash payments of $60,000 and issue 200,000 common shares over a three-year period from the date of regulatory approval. The properties subject to royalties payable to the Optionors of 3.0% net smelter returns ("NSR") from production of gold and silver and 1.5% NSR from the production of other metals and the issuance of an additional 200,000 common shares to the Optionors upon completion of a positive feasibility study recommending commercial production on the property. Sultan will have the right to reduce the NSR to 1% from the production of gold and silver and 0.5% from the production of other metals by payment of $1,000,000 upon or prior to the commencement of commercial production.

The first stage of the drilling program being run with partner, Kinross, is a thirty six-hole drill program totalling approximately 5,100 metres of NQ Core. The bulk tonnage potential of the Gold Mountain Zone will continue to be investigated, and also the gold potential of the Great Western, Starlight and South Gold Zones. A ground geophysical survey was contracted for the area west of the Gold Mountain Zone. The survey completed induced polarization coverage of the Great Western, Starlight, Daylight and Cariboo gold targets. In addition to the Ground geophysics, Fugro Surveys was also contracted to complete a 230-line kilometre airborne radiometrics and magnetometer survey over the north end of the Kena Property.

The main focus of the exploration program remains the bulk tonnage style of mineralization seen at the Gold Mountain Zone but the potential for high-grade underground deposits will also be investigated.

Results of Operations

Operating Results

For the nine months ended September 30, 2002 ("fiscal 2002"), Sultan incurred a loss for the period of $283,166 ($0.01 per common share), compared to $135,302 ($0.01 per common share) in the nine months ended September 30, 2001 ("fiscal 2001"). Sultan has working capital as at September 30, 2002, of $360,462.

Revenue
Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses. Any management fee income is also offset against general and administrative expenses.

Expenses
General and administrative expenses totalled $294,214 in fiscal 2002 as compared to $138,544 in fiscal 2001. Management fees of $15,000 were paid to Lang Mining Corporation ("Lang Mining") for the first six months of fiscal 2001, with no comparable expense in fiscal 2002. Sultan paid Lang Mining $2,500 per month in management fees and a 15% administrative charge on all costs paid by Lang Mining, which is included in office and administration costs in fiscal 2001. Commencing August 1, 2001, management, office and administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by Sultan and other public companies, to provide services at cost to the various public entities currently sharing office space with Sultan.

Legal, accounting and audit expenses increased from $15,197 in fiscal 2001 to $22,640 in fiscal 2002. Office and administration costs have decreased from $35,216 in fiscal 2001 to $11,447 in fiscal 2002. Salaries and benefits have increased from $31,172 in fiscal 2001 to $130,319 in fiscal 2002 due to the increased activity during the period by Sultan as compared to fiscal 2001. Shareholder communications costs have increased from $54,408 in fiscal 2001 to $110,551 in fiscal 2002. Sultan has hired a media relations' consultant to assist with the increased media attention related to the exploration on the Kena

property located near Salmo, British Columbia. The media relations' costs total $28,880 and are included in shareholder communications. Transfer agent and filing fees in fiscal 2002 of $16,126 are included in shareholder communications costs, compared with $16,221 in fiscal 2001. Expenses for fiscal 2002 will continue to be at a higher level than fiscal 2001 due to increased activity.

Financing Activities and Capital Expenditures

Sultan expended $885,600 in acquisition and exploration costs on the Kena Property and $5,855 on the Jersey Emerald Property in the nine months ended September 30, 2002, for a total expenditure of $891,455 on mineral property interests. Commencing in early September, Kinross is funding the exploration programs on the Kena Property. To September 30, 2002, exploration expenditures of $52,267 and a 10% management fee have been funded by Kinross on the Kena Property. These funds were received subsequent to the quarter ended September 30, 2002, from Kinross, pursuant to the terms of the letter agreement.

During the nine months ended September 30, 2002, a private placement for 1,000,000 units was completed at a price of $0.28 per unit, for net proceeds after commissions of $252,000. The funds were received prior to December 31, 2001. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of Sultan at a price of $0.32 for one year expiring January 18, 2003. An agent's warrant was paid in consideration, exercisable to purchase up to 150,000 common shares until January 18, 2003, at a price of $0.28 per share. Also during the period ended September 30, 2002, 1,110,000 warrants were exercised at $0.15, 392,000 agent's warrants were exercised at $0.17, and 84,000 stock options were exercised at prices ranging from $0.15 to $0.21 to provide $248,890 to the treasury.

During the nine months ended September 30, 2002, Sultan entered into an option agreement to earn 100% interest in the Silver King Mine comprised of 24 crown grants and two claims. The terms of the option are that Sultan must make total cash payments of $130,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) over a three-year period. Sultan must also make a cash payment to the optionor in 2005 equal to the greater of (a) $240,000 or (b) 120% of the 2006 assessed value of the surface rights for seven Crown granted claims. A further 200,000 common shares of Sultan are to be issued upon receipt of a positive feasibility study or commencement of commercial production. A NSR of 3.0% from production is payable to the optionor with a minimum annual royalty payment of $40,000 (inflation indexed). Sultan will have the right to purchase 50% of the above NSR for $1,000,000 upon commencement of commercial production. Subsequent to the end of the quarter ended September 30, 2002, the Silver King Mine option was returned to the optionor.

Sultan also entered into an option agreement dated April 26, 2002, to acquire 4 claim units (75 hectares) known as the Starlight Claim Group consisting of 3 crown grants and one mineral claim contiguous with Sultan's Kena Property, north of the community of Ymir in southeastern British Columbia.

Pursuant to the terms of the agreement, Sultan must make total cash payments of $15,000 ($5,000 paid) and issue 60,000 common shares (20,000 issued) over a two-year period from the date of regulatory approval of the agreement. In exchange for the above cash and share payments, and at the end of the two year payment period, Sultan will have the exclusive right and option to earn 100% interest in the properties, subject only to royalties payable of 1.0% net smelter returns ("NSR") from production of gold and silver and other metals. Sultan will have the right to purchase the above NSR for $1,000,000 upon commencement of commercial production.

During the period, Sultan entered into an option agreement with various optionors to acquire 100% of the Daylight Claim Group, consisting of 8 crown grants located near Nelson, British Columbia. The terms

of the agreement are such that Sultan must make total cash payments of $60,000 and issue 200,000 common shares over a three-year period from the date of regulatory approval. The properties are subject to royalties payable to the optionors of 3.0% net smelter returns ("NSR") from production of gold and silver and 1.5% NSR from the production of other metals and the issuance of an additional 200,000 common shares to the optionors upon completion of a positive feasibility study recommending commercial production on the property. Sultan will have the right to reduce the NSR to 1% from the production of gold and silver and 0.5% from the production of other metals by payment of $1,000,000 upon or prior to the commencement of commercial production.

Risks and Uncertainties

All of Sultan's current exploration projects are located in British Columbia, Canada where the currency is relatively stable. None of Sultan's exploration projects have any identifiable ore reserves and are currently in the early exploration stage.

Sultan has no source of revenue other than minor interest income from excess cash balances on hand. A mining project can typically require five years or more between discovery, definition, development and construction. As a result, no production revenue is expected from any of Sultan's exploration properties within that time frame.

All of Sultan's short to medium-term operating and exploration cash flow must be derived from external financing. Sultan believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what was planned due to a number of factors; the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent Sultan from receiving additional external financing if required, it will need to review its property holdings and prioritize project exploration with cash availability.

Outlook

For the remainder of fiscal 2002, Sultan will continue to focus its exploration activity on the Kena Project near Ymir, and will review the planned 2002 exploration programs on the Jersey and Emerald properties.

SULTAN MINERALS INC.

BALANCE SHEETS

(Unaudited - prepared by management)

	September 30, 2002	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 348,221	$ 1,269,449
Accounts receivable	126,313	82,404
	474,534	1,351,853
Reclamation deposits	26,500	14,000
Investments	3,913	3,913
Equipment	2,030	-
Mineral property interests (see schedule)	4,063,895	3,172,440
	$ 4,570,872	$ 4,542,206
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 114,072	$ 102,782
Future income taxes	628,665	628,665
	742,737	731,447
Shareholders' equity		
Share capital	11,354,468	10,821,678
Share subscriptions	-	252,000
Contributed surplus	19,752	-
Deficit	(7,546,085)	(7,262,919)
	3,828,135	3,810,759
	$ 4,570,872	$ 4,542,206

Approved by the Board

/s/Arthur G. Troup
Arthur G. Troup
Director

/s/Frank A. Lang
Frank A. Lang
Director

SULTAN MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - prepared by management)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001
Expenses (Income)				
Legal, accounting and audit	$ 6,428	$ 7,501	$ 22,640	$ 15,197
Office and administration	4,730	485	11,447	35,216
Property investigations	454	704	13,088	704
Salaries and benefits	42,275	19,636	130,319	31,172
Shareholder communications	25,094	19,090	110,551	54,408
Travel and conferences	3,453	1,216	6,169	1,847
Interest and other income	(6,591)	(1,137)	(11,048)	(3,242)
	75,843	47,495	283,166	135,302
Loss for the period	(75,843)	(47,495)	(283,166)	(135,302)
Deficit, beginning of period	(7,470,242)	(7,135,075)	(7,262,919)	(7,047,268)
Deficit, end of period	$ (7,546,085)	$ (7,182,570)	$ (7,546,085)	$ (7,182,570)
Loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	34,000,663	20,361,386	33,410,664	18,229,915

SULTAN MINERALS INC.

STATEMENTS OF CASH FLOWS

(Unaudited - prepared by management)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001
Cash provided by (used for)				
Operations				
Loss for the period	$ (75,843)	$ (47,495)	$ (283,166)	$ (135,302)
Items not involving cash				
Stock option compensation	$ -	-	9,737	-
	(75,843)	(47,495)	(273,429)	(135,302)
Changes in non-cash working capital				
Accounts receivable	(98,827)	(13,947)	(43,909)	(21,375)
Reclamation deposits	(12,500)	-	(12,500)	-
Accounts payable and accrued liabilities	41,868	(17,481)	11,290	56,092
	(145,302)	(78,923)	(318,548)	(100,585)
Investments				
Mineral property interests:				
Acquisition costs	(3,054)	(13,579)	(25,997)	(16,183)
Exploration and development costs	(463,936)	(121,481)	(823,543)	(203,360)
Equipment	-	-	(2,030)	-
	(466,990)	(135,060)	(851,570)	(219,543)
Financing				
Share subscriptions	-	538,000	-	538,000
Common shares issued for cash	74,140	174,538	248,890	373,998
	74,140	712,538	248,890	911,998
Increase (decrease) in cash and cash equivalents during the period	(538,152)	498,555	(921,228)	591,870
Cash and cash equivalents, beginning of period	886,373	129,212	1,269,449	35,897
Cash and cash equivalents, end of period	$ 348,221	$ 627,767	$ 348,221	$ 627,767
Supplemental information				
Issuance of shares for debt settlement	-	-	-	88,553
Shares issued for mineral property interests	-	-	31,900	6,000

The accompanying financial statements for the interim periods ended September 30, 2002 and 2001, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001.

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements. The Company has working capital as at September 30, 2002, of $360,462.

Without continuing external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there will always be substantial doubt as to the Company's ability to operate as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2. Change in accounting policies

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

The Company has elected to follow the intrinsic value method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002, using the fair value based method.

During the period ended September 30, 2002, the Company granted incentive stock options to employees, consultants and directors to purchase up to 775,000 common shares at a price of $0.32 per share which was the prevailing market price of the Company's shares on the date of the grant. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions; risk-free interest rate of 5.25%; volatility factor of the expected market price of the Company's common shares of 129%: and an expected life of the options of five years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed in the current period as the options vest at the date of grant.

2. Change in accounting policies (continued)

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

	Nine months ended September 30, 2002
Loss for the period	$(283,166)
Compensation expense related to fair value of stock options	(195,853)
Pro forma loss for the period	(478,349)
Pro forma loss per share:	
Basic	$(0.01)
Diluted	$(0.01)

3. Mineral property interests

Kinross Agreement

In September 2000, the Company entered into an agreement (the "Agreement") with Kinross Gold Corporation ("Kinross") where Kinross will fund not less than $500,000 in expenditures on or before December 31, 2002, and an additional $500,000 in expenditures by September 4, 2003, on the Kena Gold Property. These expenditures are the first stage in an option agreement whereby Kinross will earn a 60% interest in the Kena Gold Property. Further expenditures of $9 million over a five-year period ending September 30, 2007, will give Kinross a 60% interest in the property. Expenditures must total $3 million by September 4, 2005, with an additional $6 million thereafter.

The Company will act as project operator and manager and will receive a management fee not to exceed 10% of the direct costs incurred over the period to September 4, 2003. Kinross may then elect to assume the role of manager and collect a similar management fee, not to exceed 10% of direct costs. Should Kinross elect to continue to incur expenditures after the first year of the Agreement, Kinross shall also make annual cash payments to the Company in the amount of $250,000 at the beginning of the second, third, fourth and fifth anniversaries of the Agreement.

After Kinross has earned its 60% interest in the Property, the Company may elect either:

(a) to participate as to 40% in a joint venture with Kinross pursuant to a joint venture agreement; or

(b) to retain a 30% net carried interest in the Property, which would entitle the Company to receive 30% of net profits from the Property after all, development costs have first been recouped.

3. Mineral property interests (continued)

Silver King Mine

The Company has entered into an option agreement to earn 100% interest in the Silver King Mine comprised of 24 crown grants and two claims held by Arbutus Resources Ltd. ("Arbutus"). The terms of the option are that the Company must make total cash payments of $130,000 ($5,000 paid) and issue 250,000 common shares (50,000 issued) to Arbutus over a three-year period. The Company must also make a cash payment to Arbutus in 2005 equal to the greater of (a) $240,000 or (b) 120% of the 2006 assessed value of the surface rights for seven Crown granted claims. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study or commencement of commercial production. A net smelter royalty ("NSR") of 3.0% from production is payable to the optionor with a minimum annual royalty payment of $40,000 (inflation indexed). The Company will have the right to purchase 50% of the above NSR from Arbutus for $1,000,000 upon commencement of commercial production.

Starlight Claims

The Company entered into an option agreement dated April 26, 2002, to acquire 4 claim units (75 hectares) known as the Starlight Claim Group consisting of 3 crown grants and one mineral claim contiguous with the Kena Property, north of the community of Ymir in southeastern British Columbia. Pursuant to the terms of the agreement, the Company must make total cash payments of $15,000 and issue 60,000 common shares over a two-year period from the date of regulatory approval of the agreement. In exchange for the above cash and share payments, and at the end of the two year payment period, the Company will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable of 1.0% net smelter returns ("NSR") from production of gold and silver and other metals. The Company will have the right to purchase the above NSR for $1,000,000 upon commencement of commercial production.

Daylight Claims

During the quarter the Company entered into an option agreement with various optionors to acquire 100% of the Daylight Claim Group, consisting of 8 crown grants located near Nelson, British Columbia. The terms of the agreement are such that the Company must make total cash payments of $60,000 and issue 200,000 common shares over a three-year period from the date of regulatory approval. The properties are subject to royalties payable to the Optionors of 3.0% net smelter returns ("NSR") from production of gold and silver and 1.5% NSR from the production of other metals and the issuance of an additional 200,000 common shares to the Optionors upon completion of a positive feasibility study recommending commercial production on the property. The Company will have the right to reduce the NSR to 1% from the production of gold and silver and 0.5% from the production of other metals by payment of $1,000,000 upon or prior to the commencement of commercial production.

4. Investments

	Number of Shares	Book Value 2002	Book Value 2001
Emgold Mining Corporation	6,020	$ 3,913	$ 3,913

The quoted market value of the above securities as at September 30, 2002, was $963 (2001 - $181).

5. **Share capital**

The authorized share capital of the Company consists of 500,000,000 (2001 – 50,000,000) common shares without par value and 50,000,000 preferred shares without par value.

Common shares issued and outstanding are as follows:

	Number of Shares	Amount
Balance, December 31, 2001	31,663,206	$10,821,678
Issued for other		
Silver King property payment at $0.23	50,000	11,500
Kena property payment at $0.26	50,000	13,000
Starlight property payment at $0.37	20,000	7,400
Issued for cash		
Private placement at $0.28, less issue costs	1,000,000	252,000
Warrants exercised at $0.15	1,110,000	166,500
Warrants exercised at $0.17	392,000	66,640
Stock options exercised at $0.15	70,000	10,500
Stock options exercised at $0.21	25,000	5,250
Balance, September 30, 2002	34,380,206	$11,354,468

(a) Stock options

The Company does not have a stock option plan for its directors and employees to acquire common shares of the Company but the TSX Venture Exchange allows for the issue of stock options up to 10% of the outstanding common shares. At September 30, 2002, the Company could issue up to 3,438,021 (2001 – 2,072,828) stock options. At September 30, 2002, there were 3,006,000 (2001 – 1,625,000) stock options outstanding at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for periods up to five years.

(b) Share purchase warrants

As at September 30, 2002, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
626,667	$0.30	October 24, 2002
615,000	0.25	May 2, 2003
300,000	0.25/0.30	October 9, 2002/03
1,999,999	0.30	August 13, 2003
353,238	0.28	December 31, 2002
500,000	0.32	January 18, 2003
150,000	0.28	January 18, 2003
4,544,904		

6. **Related party transactions and balances**

Services rendered:		2002		2001
LMC Management Services Ltd.	$	188,452	$	28,351
Lang Mining Corporation	$	--	$	79,048
Legal fees	$	5,855	$	7,019

Balances receivable from (payable to):		2002		2001
LMC Management Services Ltd.	$	15,902	$	(30,336)
Lang Mining Corporation	$	(856)	$	(232)
Emgold Mining Corporation	$	4,447	$	1,860
Valerie Gold Resources Ltd.	$	9,944	$	--
Cream Minerals Ltd.	$	--	$	70

SULTAN MINERALS INC.

SCHEDULES OF MINERAL PROPERTY INTERESTS

(Unaudited - prepared by management)

	September 30, 2002	December 31, 2001
Jersey-Emerald Property, British Columbia		
Acquisition costs		
Balance, beginning of period	$ 662,120	$ 661,295
Incurred during the period	826	825
Balance, end of period	662,946	662,120
Exploration and development costs		
Assays and analysis	106	99
Geological	4,873	5,504
Site activities	50	3,942
Incurred during the period	5,029	9,545
Balance, beginning of period	1,218,734	1,209,189
Balance, end of period	1,223,763	1,218,734
	1,886,709	1,880,854
Kena Property, British Columbia		
Acquisition costs		
Balance, beginning of period	151,517	37,397
Incurred during the period	57,071	114,120
Balance, end of period	208,588	151,517
Exploration and development costs		
Assays and analysis	90,223	86,566
Drilling	278,050	385,195
Geological	403,204	324,490
Site activities	21,879	13,729
Travel and accommodation	35,173	45,534
Incurred during the period	828,529	855,514
Balance, beginning of period	1,140,069	284,555
Balance, end of period	1,968,598	1,140,069
	2,177,186	1,291,586
Total mineral property interests	$ 4,063,895	$ 3,172,440